SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
ALPHARMA INC.
(Name of Subject Company (Issuer))
ALBERT ACQUISITION CORP.
KING PHARMACEUTICALS, INC.
(Names of Filing Persons (Offerors))
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)
Brian A. Markison
Chairman, President and Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
Telephone: (423) 989-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Morton A. Pierce, Esq.
Ivan J. Presant, Esq.
Chang-Do Gong, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone: (212) 259-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,858,657,815	$73,046

*	For purposes of calculating the amount of filing fee only. Based on the offer to purchase up to 50,233,995 shares of Class A Common Stock, par value $0.20 per share (“Class A Common Stock”), of Alpharma Inc., including the associated preferred stock purchase rights, at a purchase price of $37.00 per share net to the seller in cash, without interest and subject to any required withholding of taxes. Such number of shares consists of (i) 41,763,544 shares of Class A Common Stock issued and outstanding as of July 27, 2008 as reported in Alpharma Inc.’s Form 10-Q for the quarter ended June 30, 2008 (the “Alpharma Form 10-Q”), (ii) 2,105,436 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the exercise of stock options based on the total number of stock options outstanding as of June 30, 2008 as reported in the Alpharma Form 10-Q, (iii) 2,302,921 shares of Class A Common Stock that may be issued before the expiration of the offer pursuant to the conversion of Alpharma Inc.’s 2.125% Convertible Senior Notes due 2027 as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents and (iv) a maximum of 4,062,094 shares of Class A Common Stock that may be issued pursuant to the exercise of warrants as reported in the Alpharma Form 10-Q and Alpharma’s other publicly filed documents.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,046.00

Form or Registration No.:	SC TO-T

Filing Parties:	Albert Acquisition Corp. King Pharmaceuticals, Inc.

Date Filed:	September 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 THROUGH 9 AND ITEM 11
SIGNATURE
EXHIBIT INDEX

     This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 12, 2008, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 30, 2008 (as amended, the “Schedule TO”) by King Pharmaceuticals, Inc., a Tennessee corporation (“King”), and Albert Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of King (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.20 per share (the “Shares”), of Alpharma Inc., a Delaware corporation (“Alpharma”), and (2) the associated rights to purchase shares of Series B Junior Participating Preferred Stock, par value $1.00 per share, of Alpharma (the “Rights”), at a price of $37.00 per Share (and associated Right, if applicable), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended, the “Offer to Purchase”) dated September 12, 2008, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). This Amendment is being filed on behalf of King and Purchaser.
     The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.
ITEMS 1 THROUGH 9 AND ITEM 11
     The Offer to Purchase is hereby amended as follows:
1. The third paragraph under Section 12 — “Source and Amount of Funds” is hereby amended and restated in its entirety to read as follows:
     “As of June 30, 2008, King had cash and cash equivalents on hand (excluding investments in auction rate securities) of approximately $1.096 billion. Such funds, plus the funds contemplated to be provided under the Proposed Credit Facilities, are together in excess of the amount necessary to purchase the Shares pursuant to the Offer.”
2. The fifth paragraph under Section 12 — “Source and Amount of Funds” is hereby amended and restated in its entirety to read as follows:
     “All obligations under the Proposed Credit Facilities are expected to be guaranteed by each of King’s domestic subsidiaries and secured by substantially all assets of King and its domestic subsidiaries. The Proposed Credit Facilities do not require King to liquidate its auction rate securities. To the extent King receives net cash proceeds associated with its auction rate securities on or prior to the date of the initial borrowing under the Proposed Credit Facilities (the “Closing Date”), the size of the Term Facilities shall be reduced on a dollar-for-dollar basis. As of June 30, 2008, King had short-term investments in auction rate securities of approximately $98 million and long-term investments in auction rate securities of approximately $334 million. The proceeds of the Term Facilities will be used by King solely as follows: (a) to pay part of the share consideration payable upon consummation of the Offer and the Proposed Merger, (b) to refinance certain existing indebtedness (the “Existing Debt”) and (c) to pay certain fees and expenses incurred in connection with the Offer. Extensions of credit under the Revolving Facility will be used for general corporate purposes (other than the payment of Acquisition consideration).”
3. The first paragraph under Section 14 — “Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:
     “Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if (1) on or prior to the expiration of the Offer, the Minimum Tender Condition or the Rights Condition has not been satisfied, or (2) at any time on or after September 11, 2008, and on or prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), any of the following events shall occur or conditions shall exist:”
4. Paragraph (a) under Section 14 — “Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:
     “(a) there shall be publicly announced, instituted or pending, or King, Purchaser or Alpharma shall have been definitively notified of a person’s intention to commence, any action or proceeding by or before any court, government or governmental authority or agency, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all the Shares by Purchaser, King or any other affiliate of King or the consummation by Purchaser, King or any other affiliate of King of the Proposed Merger or any other business combination with Alpharma or (B) seeking to obtain material damages in relation to the Offer or the Proposed Merger or other business combination by Purchaser, King or any other affiliate of King with Alpharma, (2) seeking to restrain or prohibit the full rights of ownership or operation by Purchaser, King or any other affiliate of King of all or any portion of the business or assets of Alpharma and its subsidiaries or of King or its affiliates, or to compel Purchaser, King or any other affiliate of King to dispose of or hold separate all or any portion of the business or assets of King or its affiliates or Alpharma or any of its subsidiaries or seeking to impose any limitation on the ability of Purchaser, King or any other affiliate of King to conduct their respective businesses or own such assets, (3) seeking to impose or confirm limitations on the ability of Purchaser, King or any other affiliate of King effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to Alpharma’s stockholders, (4) seeking to require divestiture by Purchaser, King or any other affiliate of King of any Shares, (5) seeking any material diminution in the benefits expected to be derived by Purchaser, King or any other affiliate of King as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination with Alpharma, (6) which otherwise, in the reasonable judgment of Purchaser, might materially adversely affect Purchaser, King or any other affiliate of King or the value of the Shares or (7) in the reasonable judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Alpharma or any of its subsidiaries;”
5. The final paragraph under Section 14 — “Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:
     “The foregoing conditions are for the sole benefit of Purchaser or King and may be asserted by Purchaser and King, in their sole discretion, regardless of the circumstances (including, without limitation, any action or omission by Alpharma, King or Purchaser) giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser or King, in their sole discretion, in whole or in part, at any time and from time to time. To the extent permitted by the rules and regulations of the SEC which require the satisfaction or waiver of conditions prior to the expiration of the Offer (or thereafter in relation to any condition dependent upon the receipt of government approvals), the failure by Purchaser or King at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Subject to any applicable legal requirements, any determination by Purchaser or King concerning any condition or event described in this Section 14 may be challenged by Alpharma stockholders in a court of competent jurisdiction. A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I hereby certify as of October 3, 2008 that the information set forth in this statement is true, complete and correct.

ALBERT ACQUISITION CORP.
By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	Chairman, President and Chief Executive Officer

KING PHARMACEUTICALS, INC.
By:	/s/ Brian A. Markison
	Name:	Brian A. Markison
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated September 12, 2008.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published on September 12, 2008.*
(a)(5)(A)	Press release issued by King Pharmaceuticals, Inc., dated September 12, 2008, announcing the commencement of the Offer.*
(a)(5)(B)	Complaint by King Pharmaceuticals, Inc. against Alpharma Inc. and its directors, filed in the Court of Chancery of the State of Delaware on September 12, 2008.*
(a)(5)(C)	Press release issued by King Pharmaceuticals, Inc., dated September 26, 2008.*
(b)(1)	Commitment Letter, dated as of September 11, 2008, among King Pharmaceuticals, Inc., Credit Suisse, Credit Suisse Securities (USA) LLC, Wachovia Bank, National Association and Wachovia Capital Markets, LLC.*
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.